July 6, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:        Plains GP Holdings, L.P.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-36132

Ladies and Gentlemen:

Set forth below are the responses of Plains GP Holdings, L.P. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 8, 2022, with respect to the Company’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2021, File No. 001-36132, filed with the Commission on March 1, 2022 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K filed March 1, 2022

Risk Factors, page 44

1.	We note your disclosure on page 30 of your Form 10-K regarding increasing litigation risks for oil and natural gas exploration and production companies related to the effects of global warming. Please also disclose any material litigation risks you face related to climate change and explain the potential impact to the company.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we have evaluated, and will continue to evaluate, the risk of material litigation related to climate change and have determined that we currently do not face any material litigation risks related to climate change.

While we have noted an increase in lawsuits against oil and natural gas exploration and production companies, we have not identified a similar trend of lawsuits associated with midstream service providers that own and operate midstream infrastructure systems. We made such determination through monitoring and reviewing (i) trends and developments related to climate change regulations and litigation and (ii) our current outlook regarding any potential claims against us and our peers related to climate change.

333 Clay Street, Suite 1600 ■ Houston, Texas 77002 ■ 713/646-4100 or 800-564-3036

Securities and Exchange Commission

July 6, 2022

We disclose any and all material legal proceedings against us in the Form 10-K pursuant to the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). While we have included significant proceedings historically, none were related to climate change, nor do we have any pending matters related to the same. Please refer to “Note 19. Commitments and Contingencies—Legal Proceedings – General” in our Consolidated Financial Statements. As we disclose in our Form 10-K, our estimated undiscounted reserve for environmental liabilities totaled approximately $57 million and approximately $55 million as of December 31, 2021 and 2020, respectively; none of these reserves related to climate change contingencies or liabilities.

In the future, it is possible that we could face material litigation risks related to climate change. We will continue to monitor such risks on a regular basis and describe such litigation risks to the extent they become material to our operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

2.	We note your 2020 Sustainability Report reflects that you have adopted innovative technologies to increase efficiencies and reduce GHG emissions. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects or tell us why you believe they are not material to your operations. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that our “climate-related” projects are designed to manage and reduce our greenhouse gas (GHG) emissions or our energy consumption. To that end, we assess and, where feasible, adopt technologies to increase efficiencies and reduce GHG emissions. To date, the majority of our efforts have resulted in changes to our business practices and have not included significant capital expenditures. The capital expenditures associated with adopting technologies to reduce GHG emissions and increase efficiencies have not been material to our operations and totaled less than $1.5 million per year for the years ending December 31, 2021, 2020 and 2019, respectively.

To the extent we incur material capital expenditures related to climate-related projects in the future, we will include appropriate disclosure in our filings with the Commission.

Securities and Exchange Commission

July 6, 2022

3.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as increased competition to develop innovative new services that result in lower emissions.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we have not identified any material indirect consequences of climate-related regulation or business trends that have had, or are expected to have, a material impact on our business, financial condition, liquidity or results of operations. We currently disclose that, to the extent demand for the products we handle declines, our operations could be materially adversely impacted. To date, we believe variations in the volumes in overall hydrocarbon products we handle have been primarily driven by underlying supply and demand factors and the level of drilling activity in the areas where we operate, rather than as a result of direct or indirect consequences of climate-related regulation or business trends. We believe all of these risks are clearly addressed in our filings. Please refer to “Risk Factors—Risks Related to Laws and Regulations Impacting PAA’s Business—Changes in supply and demand for the products PAA handles, which can be caused by a variety of factors outside of its control, can negatively affect its operating results.”

To the extent climate-related regulation or business trends result in material direct or indirect consequences to our business, we will include appropriate disclosure in our future filings with the Commission.

4.	We note your disclosure on page 31 of your Form 10-K regarding the impact of the physical effects of climate change. If material, discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include the following:

•	quantification of material weather-related damages to your property or operations, including any damages as a result of hurricanes or tropical storms in the U.S. Gulf Coast and/or extreme weather events such as Winter Storm Uri;

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that, to date, we have not experienced any material physical effects of climate change on our assets, operations or results and we do not currently expect any material changes in the future.

Severe weather and other natural disasters could adversely impact our property and operations. However, we have not experienced any material weather-related damage to our property or operations as a result of hurricanes, tropical storms or other extreme weather events. While portions of our property and operations have been temporarily impacted by severe weather-related events in the past, such damage has not been material to our operations. Total expenses associated with weather related incidents averaged less than $1 million per year, or 0.06% of Field operating costs for the three-year period ended December 31, 2021.

Securities and Exchange Commission

July 6, 2022

As disclosed in our Form 10-K, we maintain various types and varying levels of insurance to cover our operations and properties, and we self-insure certain risks, including named windstorms. We do not believe that recent weather-related events have significantly impacted the cost or availability of insurance coverage, and we have not incurred any significant losses as a result of our self-insurance of certain of these risks. Our total insurance expense has consistently averaged less than 4% of Field operating costs per year over the three-year period ending December 31, 2021. While it is possible that weather-related events could impact the cost or availability of insurance coverage in the future, we are not able to quantify, with any degree of certainty, those potential impacts at this time.

We have a diverse supplier and customer base and are not aware of any material indirect weather-related impacts on major customers or suppliers during the periods covered in our 2021 Form 10-K.

Our management team will continue to evaluate the impact of the physical effects of climate change on the Company and will describe such effects in future filings with the Commission if and when they become material to our operations

5.	We note your disclosures on pages 29-32 of your Form 10-K regarding compliance with environmental laws and regulations, including those relating to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

RESPONSE: We acknowledge the Staff’s comments and advise the Staff that we did not incur material costs related to compliance with climate change regulations for the periods covered by our Form 10-K. Total compliance costs related to climate change regulations averaged $6 million per year, or approximately 0.6% of Field operating costs for the three years ending December 31, 2021. Note that these costs include the purchase of compliance instruments discussed in our response to question #6 below.

To the extent additional, and more burdensome, laws and regulations are enacted in the future, including those adopted specifically as a result of climate change, our climate change related compliance costs could increase, potentially materially; however, we are unable to quantify, with any degree of certainty, the impact that laws and regulations that are not currently in existence may have on climate change related compliance costs for future periods. To the extent compliance costs associated with climate-related laws and regulations become material in the future, we will include appropriate disclosure in our future filings with the Commission.

Securities and Exchange Commission

July 6, 2022

6.	We note your disclosure on page 29 of your Form 10-K that you have purchased compliance instruments for GHG emissions in California since 2013 and on page 33 of your Form 10-K that you are required to purchase GHG emission credits and submit annual compliance reports under Nova Scotia’s and Quebec’s cap and trade programs. If material, please expand your disclosure to discuss in greater detail any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Please ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that costs to purchase carbon credits or offsets in any jurisdiction have not been material to our financial condition or results of operations in the periods covered by our Form 10-K. Our costs to purchase carbon credits in all jurisdictions averaged less than $5 million per year, or 0.04% of Field operating costs for the three years ending December 31, 2021.

To the extent our costs associated with the purchase or sale of carbon credits or offsets become material in the future, we will include appropriate disclosure in our future filings with the Commission.

General

7.	We note that you provided more expansive disclosure in your 2020 Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2020 Sustainability Report.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that our 2020 Sustainability Report addresses sustainability reporting practices, speaks to a wide range of stakeholder interests and provides disclosures beyond those required by the Exchange Act or Form 10-K. In our Form 10-K, we provide disclosure regarding particular events, transactions, trends, uncertainties, impacts or other matters if required under applicable federal securities regulations or otherwise material to, or reasonably likely to have a material impact on, our business, financial condition or results of operations, taking into account the size, scope and nature of our business. In comparison, our 2020 Sustainability Report is intended to (i) broadly address a number of key areas and issues that we believe are of interest to our investors and other stakeholders, and (ii) make our stakeholders aware of our focus on environmental sustainability and our commitment to our employees, the communities in which we operate and the environment. As long as our stakeholders remain interested in such information and find it useful, we will continue to voluntarily provide such sustainability information to them, even if it would not otherwise be sufficiently material to warrant inclusion in our Form 10-K. While we believe that our performance and activities with respect to climate-related or other environmental, social and governance matters are of interest to our stakeholders, to date, we do not consider all such matters to be material to our business, financial condition or results of operations.

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Securities and Exchange Commission

July 6, 2022

Please contact Alan Beck at Vinson & Elkins L.L.P. (713-758-3638) if you have any questions with respect to the foregoing or if any additional or supplemental information is required by the Staff.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By:	PAA GP Holdings LLC

By:	/s/ Chris Herbold
Name:	Chris Herbold
Title:	Senior Vice President, Finance and Chief Accounting Officer

cc:       Alan Beck, Vinson & Elkins, L.L.P.